Exhibit 99.1

PRESS RELEASE Brussels, 14 March 2016 – 1 / 1

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) files its Annual Report on Form 20-F for the year ended December 31, 2015

Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended December 31, 2015 was filed today with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Results and Filings Center / SEC Filings, at the company’s Issuer Direct Corp webpage (https://app.irdirect.net/company/2888/hotline/) or from the SEC’s website (www.sec.gov) as of March 14, 2016. Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from Issuer Direct Corp, The Investor Network, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 (AB-InBevReports@precisionir.com), +1-888-301-2501.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexican (MEXBOL: ABI) and Johannesburg (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, Anheuser-Busch InBev realized 43.6 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at www.ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Anheuser-Busch InBev Contacts: Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com